EXHIBIT 99.1

Lombard Medical Announces 2015 Preliminary Revenue and Refocus of Commercial Organization for 2016 Product Launches

IRVINE, Calif., Jan. 12, 2016 (GLOBE NEWSWIRE) -- Lombard Medical, Inc. (NASDAQ:EVAR), a medical device company focused on endovascular aneurysm repair (EVAR) of abdominal aortic aneurysms (AAAs), today announced preliminary revenue for its fourth quarter and full year 2015 as well as several key commercial and operational imperatives for the coming year.

Preliminary Revenue

The Company reported preliminary revenue of $2.9 million for the 2015 fourth quarter and $15.1 million for the 2015 full year. Full year revenue represents growth of 14% over 2014 and 18% on a constant currency basis. Revenue is in-line with the most recent guidance provided by the Company.

Re-alignment of Global Commercial Structure to Support European Launch of New Altura™ AAA Stent Graft and Worldwide Launch of IntelliFlex™ LP Delivery System for Aorfix™

Lombard also announced that it is executing a series of initiatives focused on allocating its financial and human resources to support the launch of two important new technologies in the first half of 2016.

•	Lombard has increased the size of its direct sales force in Germany and the UK to support the European launch of the Altura AAA product line and the Aorfix IntelliFlex LP delivery system. The Altura product will be launched in these two geographies followed by a broader international roll out later in 2016.

•	Another commercial priority will be the launch of the IntelliFlex LP Delivery System following U.S. FDA regulatory approval. A submission was made to the FDA in December 2015 and is currently under review.

•	In order to optimize the Company’s U.S. commercial efforts, it has reduced the number of U.S. sales territories, and its sales team will focus on gaining market share in the regions that have been the most productive since the Company first launched Aorfix in the U.S. in late 2013.

CEO Simon Hubbert said, “2016 will be a pivotal year as we launch two innovative new technologies and look to grow revenue 20% over 2015. The January launch of the ultra-low profile Altura platform in the UK and Germany has the entire organization energized. We are increasing our commercial efforts to support the Altura launch whilst appropriately managing our resources and the cost base of the business overall. We are confident that the new IntelliFlex Low Profile delivery system will make us more competitive with Aorfix and that the innovative new portfolio of products initially being rolled out in Europe will lead to significant market share growth in the future.”

About the Altura AAA Stent Graft System

The Altura system received CE Mark approval in 2015. It features an innovative ultra low profile endovascular stent graft technology that offers a simple and predictable solution to the treatment of standard AAA anatomies. Lombard anticipates a controlled launch into key UK and German centers in the first quarter of 2016 followed by a broader launch across the EU and other international countries during the balance of 2016.

About the IntelliFlex LP Delivery System

IntelliFlex LP is a new delivery system technology created for Lombard’s flagship Aorfix™ AAA stent graft. IntelliFlex features a low profile, intuitive, compact and ergonomic design that enhances the precision and control of Aorfix deployment and placement. In addition, the system incorporates an integrated exchange sheath designed to reduce the possibility of vessel trauma during the procedure.

The Company completed FDA submission for IntelliFlex LP in December 2015 and is seeking clearance to market the device later in the 2016 first quarter.  Regulatory approval in the EU is expected during the second quarter of 2016, and Japanese approval in the second half of the year.

About Lombard Medical, Inc.

Lombard Medical, Inc. is an Irvine, CA-based medical device company focused on the $1.6bn market for minimally invasive treatment of abdominal aortic aneurysms (AAAs).  The Company has global regulatory approval for Aorfix™, an endovascular stent graft which has been specifically designed to treat patients with the broadest range of AAA anatomies, including aortic neck angulation up to 90 degrees.  The Company has also achieved CE Mark for the Altura™ endograft system, an innovative ultra-low profile endovascular stent graft that offers a simple and predictable solution for the treatment of more standard AAA anatomies.  Altura will be launched in Europe in January 2016, with an international rollout planned for later in 2016.  For more information, please visit www.lombardmedical.com.

Forward-Looking Statements
This announcement contains forward-looking statements that reflect the Company’s current expectations regarding future events.  These forward-looking statements generally can be identified by the use of words or phrases such as “believe,” “expect,” “future,” “anticipate,” “look forward to,” “intend,” “plan,” “foresee,” “may,” “should,” “will,” “estimates,” “outlook,” “potential,” “optimistic,” “confidence,” “continue,” “evolve,” “expand,” “growth” or words and phrases of similar meaning. Statements that describe objectives, plans or goals also are forward-looking statements.  Forward-looking statements are subject to risks, management assumptions and uncertainties.  Actual results could differ materially from those projected herein and depend on a number of factors, including the success of the Company’s research and development and commercialization strategies, the uncertainties related to the regulatory process and the acceptance of the Company’s products by hospitals and other medical professionals, the uncertainty of estimated revenues and profits, the uncertainty of current domestic and international economic conditions that could adversely affect the level of demand for the Company’s products and increased volatility in foreign exchange rates, the inability to raise additional funds, and the risks, uncertainties and other factors described under the heading “Risk Factors” in the Company’s Form 20-F filed with the Securities and Exchange Commission dated April 29, 2015.  Readers are urged to consider these factors carefully in evaluating the forward-looking statements. The forward-looking statements included herein are made only as of the date of this report and the Company undertakes no obligation to update these statements in the future.

For further information:

Lombard Medical, Inc. Simon Hubbert, Chief Executive Officer William J. Kullback, Chief Financial Officer	Tel: +1 949 379 3750 / +44 (0)1235 750 800 Tel: +1 949 748 6764
Pure Communications Matthew H Clawson Susan Heins (Media)	Tel: +1 949 370 8500 / matt@purecommunicationsinc.com Tel: +1 864 286 9597 / sjheins@purecommunicationsinc.com